HellerEhrman



Heller Ehrman White & McAuliffe
Solicitors and
International Lawyers
海陆国际律师事务所

May 22, 2003

SEC FILE NO. 82-4358


03022476

VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCES' JUN 11 2003 THOMSON FINANCIAL

SUPPL

Re: Magician Industries (Holdings) Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Magician Industries (Holdings) Limited (the "Company"), S.E.C. File No. 82-4358, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding the exceptional price & turnover movements, dated February 27, 2003, published (in English language) in the public website of The Stock Exchange of Hong Kong Limited; and

dlw 6/9

h:\dlai\adr\magician\28.doc

HellerEhrman

Heller Ehrman White & McAuliffe
Solicitors and
International Lawyers
海陆国际律师事务所

2. The Company's announcement regarding the exceptional price & turnover movements, dated February 26, 2003, published (in English language) in the public website of The Stock Exchange of Hong Kong Limited.

The parts of the enclosed document that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enclosures

cc: Magician Industries (Holdings) Limited

h:\dlai\adr\magician\28.doc

+ 852 2414 0588

Listed Companies Information



MAGICIAN IND<00526> - Exceptional Price Movement

The Stock Exchange has received a message from Magician Industries (Holdings) Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of Magician Industries (Holdings) Limited (the "Company") has noted the increase in the price of the shares of the Company today and wishes to state that the Board is not aware of any reasons for such increase.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, nor is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Magician Industries (Holdings) Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board

Ku Ling Yu John
Director

Hong Kong, 27 February, 2003"

+ 852 2414 0588

Listed Companies Information

MAGICIAN IND<00526> - Exceptional Price & Turnover Movements

The Stock Exchange has received a message from Magician Industries (Holdings) Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of Magician Industries (Holdings) Limited (the "Company") has noted the decrease in the price and increase in trading volume of the shares of the Company today and wishes to state that the Board is not aware of any reasons for such fluctuation.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, nor is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Magician Industries (Holdings) Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board

Ku Ling Yu John
Director

Hong Kong, 26 February, 2003"